Oscar Gruss & Son Incorporated

Statement of Financial Condition

As of December 31, 2019

CONTENTS



CITRINCOOPERMAN®

Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Oscar Gruss & Son Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statement, Oscar Gruss & Son Incorporated has changed its method of accounting for leases in 2019 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases.*

Basis for Opinion

This financial statement is the responsibility of Oscar Gruss & Son Incorporated's management. Our responsibility is to express an opinion on Oscar Gruss & Son Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Oscar Gruss & Son Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Oscar Gruss & Son Incorporated's auditor since 2017.
Livingston, New Jersey
March 2, 2020

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Oscar Gruss & Son Incorporated

Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$ 4,109,630
Due from clearing broker, including clearing deposit of $262,810	875,080
Commission receivable from other broker-dealers and customers, including, an allowance for commission receivable of $20,582	1,586,391
Property and equipment, net	109,046
Right of use asset	162,717
Due from affiliates	930,816
Restricted cash	279,244
Income taxes receivable	77,844
Deferred tax assets	128,758
Other assets	268,903
Total assets	**$ 8,528,429**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued compensation payable	$ 1,481,185
Accounts payable and accrued expenses	645,565
Due to affiliates	760,245
Lease liability	179,661
Subordinated borrowings	3,000,000
Total liabilities	**6,066,656**
Stockholder's Equity:	
Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Additional paid-in capital	2,694,980
Accumulated deficit	(667,138)
Total stockholder's equity	**2,461,773**
Total liabilities and stockholder's equity	**$ 8,528,429**

See Accompanying Notes to Financial Statement.

Oscar Gruss & Son Incorporated

Notes to Financial Statement

Note 1. Operations and Principal Business Activity

<u>Organization</u>: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

<u>Operations</u>: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. Most transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a line of business as a securities broker-dealer in riskless principal transactions.

The Company generates commission revenue through option executions. Similar to equities, the Company provides services for the purchases and sales of derivatives securities. These transactions are directed to the customer's prime broker for clearing services. The Company charges a commission for each of these executions. These customers are invoiced monthly.

Additional income is earned from the Company's research. This line of income is for research services and access to the Company's research database. Customers are invoiced on a monthly or quarterly basis.

The Company operates with a commission sharing agreement with one of its affiliates. This commission sharing agreement is for several securities products such as equities, derivatives, fixed income and foreign exchange currency. The Company invoices the affiliate monthly for this commission sharing per the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and

Note 1.   Operations and Principal Business Activity (continued)

preserves all related books and records as are customarily kept by a clearing broker-dealer.

Branch Offices: The Company currently has four branch office locations. The main office of supervisory jurisdiction is located in New York. This branch operates as the hub with all lines of business operations generating out of this location as well as serving as the main supervisory office for all branches.

The Company has a branch office in Ramat Gan, Israel. This branch operates as the introducing broker-dealer for transactions and customers located primarily in Israel. The Company has a branch office in Chicago, Illinois. This branch functions exclusively as a research facility with no transactions being generated. In December 2018, the Company opened up a branch office in London, United Kingdom. This branch office generates revenue in foreign currency transactions ("FX transactions").

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of the financial condition.

Use of Estimates: The preparation of the financial statement is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant financial risk. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: The Company complies with ASC 606, "Revenue from Contracts with Customers" which provides guidance on the recognition of revenue from customers.

Note 2. Summary of Significant Accounting Policies (continued)

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Equity and credit research fees are paid to the Company for providing equity and credit research. Revenue is recognized once an arrangement exists and access to research has been provided. The Company had research income receivable of approximately $24,000 at December 31, 2019, which is included in other assets on the accompanying statement of financial condition.

Foreign Currency: Gains or losses resulting from foreign currency transactions do not have a material impact on its financial condition. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Income Taxes: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with U.S. GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are sustainable when potentially challenged by the applicable tax authority. Tax positions deemed potentially unsustainable would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2019, management has determined that there are no uncertain tax positions.

Deferred Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Valuation allowances are established, if necessary, to reduce the deferred tax assets to their estimated net realizable value.

Fair Value of Financial Instruments: At December 31, 2019, the carrying value of the Company's financial instruments, such as cash and cash equivalents, due from clearing broker, commission receivable from other broker-dealers and customers, and accounts

Note 2.   Summary of Significant Accounting Policies (continued)

payable and accrued expenses approximate their fair values due to the nature of their short term maturities.

Recently Issued Accounting Pronouncements:

Leases: Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most operating leases.

On January 1, 2019, the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally, any leases entered into during the year were also required to recognized and measured. In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities.

The adoption of ASC 842 resulted in the recording of operating lease right of use assets of approximately $472,000 and operating lease liabilities of approximately $512,000 at January 1, 2019.

The Company implemented ASC 842 using the modified retrospective approach. In addition, at January 1, 2019, there was no impact to stockholder's equity upon adoption.

The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement are comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 6.5% incremental borrowing rate. Right of use assets also exclude lease incentives.

Note 3.   Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At December 31, 2019, the receivables from the clearing broker represent a cash deposit of $262,810 maintained at the clearing broker and commissions receivable earned of approximately $612,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2019, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2019, these balances were fully collateralized by securities owned by the customers.

Note 4.   Property and Equipment

Property and equipment, at cost, consists of the following:

Computers and equipment	$ 132,901
Furniture and fixtures	16,145
Leasehold improvements	205,258
Software	202,900
	557,204
Less accumulated depreciation and amortization	448,158
Property and equipment, net	$ 109,046

Note 5.   Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures on December 31, 2022.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 6.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000, or an amount based on the number of and price of underlying securities in which it makes a market.

Net capital changes from day to day. At December 31, 2019, the Company had net capital of $2,318,921, which was $2,068,921 in excess of the minimum net capital requirement of $250,000.

The Company is also subject to the Commodity Futures Trading Commission ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2019, the Company's net capital for purposes of reporting to the CFTC is the same as described in the preceding paragraph.

Note 7.   Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is noncontributory.

Note 8.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 9.   Income Tax

In 2019, the Company recorded net deferred tax assets related to the tax effect of the book to tax timing differences for depreciation, rent, compensation and New York State and New York City net operating loss carryforwards.

Note 9.   Income Tax (continued)

Deferred tax assets at December 31, 2019 are summarized as follow:

Deferred Tax Assets		
Federal	$	99,987
State and city		28,771
Total deferred tax assets	$	128,758

Note 10.   Related-Party Transactions

The Company earned commission income from Makor Securities London Limited ("Makor"), an affiliate, relating to transactions with the affiliate.

The Company has an agreement with Makor for FX consulting services. Makor collects the commissions on behalf of the Company from the FX clearing broker. The Company had a receivable due from the affiliate relating to these transactions of approximately $929,000 at December 31, 2019.

The Company paid an expense on behalf of Enigma Securities LLC ("Enigma"), an affiliate. As a result the Company had a receivable due from the affiliate of approximately $2,000 at December 31, 2019.

In October 2018, the Company entered into a new agreement with Makor OG Limited (the "Branch"), an affiliate, based on a commission allocation calculation of revenues generated by the Branch. At December 31, 2019, the Company had an amount due to the affiliate of approximately $567,000, for the above related transactions.

The Company utilizes the administrative services of Makor Capital Limited, ("Makor Capital"), an affiliate. These services include but are not limited to consulting for back office and administrative functions and data lines. Makor Capital invoices the Company for these services. The total amount of $193,000 is due to the affiliate at December 31, 2019.

In 2018, the Company contracted with a related party to develop a computer software database, and the maintenance of that software database. Included in this contract, the Company retained access to a proprietary web portal, to be used internally, maintenance of the software database and web portal services. Of the above related expenses, $70,000 is included in the accounts payable and accrued expenses on the accompanying statement of financial condition at December 31, 2019.

Note 11.   Leases

The Company entered into an operating lease for its New York office facility which commenced on January 1, 2017 and expires June 2020. The Company obtained a letter of credit from a bank of approximately $279,000 for the rent security deposit. This letter of credit is guaranteed by the money market cash balances of the Company held with its bank and is reflected as restricted cash on the accompanying statement of financial condition.

A lease liability is included on the statement of financial condition for approximately $180,000 and the corresponding right of use asset is approximately $163,000, included on the statement of financial condition as well.

The maturities of the outstanding lease liability at December 31, 2019, are as follows:

Year ending December 31:	
2020	$183,082
Discount to present value	(3,421)
Lease liability	$ 179,661

As of December 31, 2019, the weighted average remaining lease term is six months and the weighted average discount rate is 6.5%.

Note 12.   Subsequent Events

On January 30, 2020, the Company made a capital distribution of $500,000.

The financial statement was approved by management and available for issuance on March 2, 2020. Subsequent events have been evaluated through this date.